
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 18, 2013

<u>Via E-mail</u>

Mark Munro
Chief Executive Officer
Intercloud Systems, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, Florida 33431

> **Re: Intercloud Systems, Inc.**
> **(Formerly Genesis Group Holdings, Inc.)**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 3, 2013**
> **File No. 333-185293**

Dear Mr. Munro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. We note your response to comment 2 in our letter dated June 19, 2013, the revisions to the cover page of your prospectus and the inclusion of a "Determination of Offering Price" section in the prospectus. We further note that the reference on the cover page of the prospectus to the last reported sale price of your common stock on June 28, 2013 on the OTC Bulletin Board suggests that you intend to sell the offered securities at market prices, and the Determination of Offering Price section of the prospectus indicates that you will sell the offered securities at a price to be determined by you and Aegis Capital Corp. based on the identified factors, one of which is your last reported sales price. We believe that the disclosure of the last reported sale price of your common stock on the prospectus cover page is incomplete, as compared to the disclosure contained in the Determination of Offering Price section, potentially confusing to investors, and

inappropriate given that you anticipate that your common stock will be trading on the NASDAQ Capital Market at the time of the offering. In addition, given that you and Aegis Capital Corp. will consider many factors in determining the offering price of the common stock and that you anticipate that your common stock will be trading on a new exchange at the time of the offering, we believe it is appropriate for you to include a price range for the offered securities, as you did in your initial registration statement. Please revise your disclosure accordingly.

Summary Pro Forma Combined Financial Data, page 12

2. We note that other expense, net for the year ended December 31, 2012 does not agree to the unaudited pro forma combined condensed statement of operations on page 43. Please revise or advise.

Unaudited Pro Forma Combined Condensed Financial Information, page 41

3. We reviewed your response to comment 16 in our letter dated June 19, 2013. Please tell us why there is no adjustment to the numerator used in computing basic earnings per share to add back preferred dividends that would not have been paid assuming conversion of the Series F, H and I Preferred Stock to common stock in your computation of pro forma diluted earnings per share.

4. We reviewed your response to comment 19 in our letter dated June 19, 2013. It is unclear to us why you did not recognize income tax expense or benefits attributable to the pro forma income or loss of each acquired flow-through entity as if the acquired entities had been taxable entities since the beginning of the period and on the net impact of pro forma adjustments to income (loss) before income taxes other than the pro forma adjustment to interest expense on the new term loan. Please further advise or revise.

5. Please tell us why the $2.1 million note issued as purchase consideration in the acquisition of AW Solutions is presented as a pro forma adjustment to contingent consideration (refer to note ss) as opposed to a pro forma adjustment to current notes payable.

6. We note that the fair value of common stock issued as consideration at the closing of the AW Solutions acquisition in note (v) on page 51 does not agree to the fair value disclosed in note (qq) on page 48 or the summary of the preliminary price allocation on page 47. Please revise or advise.

Description of Capital Stock, page 102

7. We note your statement that "[a]ll of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefore, validly issued, fully paid and nonassessable." This is a legal conclusion that must be opined upon by legal counsel; please delete.

Notes to Consolidated Financial Statements, page F-7

3. Summary of Significant Accounting Policies, page F-15

Impairment of Long-Lived Intangible Assets and Goodwill, page F-17

8. We reviewed the additional disclosures you provided in response to comment 33 in our letter dated June 19, 2013, including your disclosure that fair value of indefinite lived intangibles is calculated using many factors which include future *undiscounted* cash flows. If, as we assume, the reference to undiscounted cash flows was inadvertent and should have referred to discounted cash flows, please revise your disclosure accordingly. Otherwise, please tell us your basis for using undiscounted as opposed to discounted cash flows in estimating the fair value of indefinite lived intangible assets. If applicable, tell us the impact on your impairment assessments each period of using discounted cash flows to estimate fair value.

Distinguishment of Liabilities from Equity, page F-19

Redeemable Common and Preferred Stock, page F-20

9. We note your disclosure that increases or decreases in the carrying amount of redeemable instruments will be recognized as adjustments to additional paid-in capital (due to the lack of retained earnings). Please further disclose that changes in the fair value of redeemable securities, if any, will be reflected as an increase or decrease in net income or loss attributable to common stockholders on the statements of operations. Refer to ASC 480-10-S99-20.

4. Acquisitions and Deconsolidation of Subsidiary, page F-25

Acquisition of TNS, Inc., page F-26

10. We note your response to comment 37 in our letter dated June 19, 2013. We also note your disclosure in the last paragraph on page F-26 that you issued 4,150 shares of Series F Preferred Stock as part of the purchase consideration for TNS. It appears 3,575 of these shares are classified as temporary equity and 575 of these shares are recorded as a liability. Please revise your disclosure on page F-26 to clarify whether the 575 shares recorded as a liability have already been issued as purchase consideration and are outstanding, or whether they are potentially issuable as contingent consideration, as further discussed in the first paragraph on page F-30. If the former, please reference the applicable authoritative guidance in GAAP and disclose why 575 shares are classified as a liability and the remainder of the shares are classified as temporary equity. If the latter, please revise the Series F convertible preferred stock balance sheet caption to identify the contingent consideration obligation as opposed to showing 575 issued and outstanding shares of Series F Preferred Stock.

11. Please revise the disclosures on pages 77 and F-26 to clarify the nature and terms of the earn-out provision that has been valued at $259,550. Your current disclosures appear to be inconsistent with the information provided in response to comment 37 in our letter dated June 19, 2013.

10. Derivative Instruments, page F-41

12. We note your response to comment seven in our letter dated June 19, 2013 and the related revisions to note 9 to your financial statements. Please similarly revise your disclosure in note 10 to disclose the revisions to the terms of the MidMarket warrants pursuant to the second amendment to the MidMarket Loan Agreement. Also, please disclose the resulting impact on your accounting for the MidMarket warrants, including whether the warrants continue to be accounted for as mark to market derivative liabilities and why or why not.

13. We reviewed your response to comment 40 in our letter dated June 19, 2013. Please help us understand why it is reasonable that the underlying fair value of common shares used to determine the fair value of the MidMarket warrants and disclosed in the fourth paragraph on page F-42 is significantly less than the fair value of your common stock used in valuing shares issued as share based compensation in the same year.

11. Income Taxes, page F-42

14. We reviewed your response to comment 41 in our letter dated June 19, 2013. Please tell us the amount of domestic and foreign income or loss before income tax expense or benefit for the each of the periods presented. In addition, please explain to us why the majority of the current provision consists of foreign income taxes when the foreign component of income or loss before income tax expense or benefit is immaterial.

14. Stockholders' Deficit, page F-45

Common Stock, page F-45

Issuance of shares of common stock pursuant to conversion of notes payable, page F-46

15. We reviewed your response to comment 43 in our letter dated June 19, 2013. Please disclose the amounts of the loss on conversion of notes payable disclosed in the second and third paragraphs and that the losses are not materially different than the incremental intrinsic values resulting from the resolution of the contingently adjustable conversion ratios and the corresponding adjustments to the conversion prices.

15. Redeemable Preferred Stock, page F-47
Series E, page F-49

16. Please revise your disclosure in the second paragraph to clarify whether each share of Series E Preferred Stock is convertible into 9.8% of Common Stock on a fully-diluted basis, as currently disclosed, or all shares of Series E Preferred Stock are collectively convertible into 9.8% of Common Stock on a fully-diluted basis as indicated in your correspondence.

TNS, Inc. Financial Statements for the Years Ended December 31, 2011 and 2010, page F-55

Note 6: Subsequent Events, page F-64

17. We reviewed your response to comment 51 in our letter dated June 19, 2013 and are unable to locate disclosure in the InterCloud Systems, Inc. financial statements regarding: a) the additional shares of common stock to be issued upon completion of an underwritten public offering; and b) your accounting for the contingently issuable shares. Please tell us where this is disclosed in the InterCloud Systems, Inc. financial statements, how this provision is accounted for and the basis in GAAP for your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director